UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-40155

Cosan S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

COSAN S.A.

Publicly Held Company

CNPJ/ME No. 50.746.577/0001‑15

NIRE 35.300.177.045 | CVM Code 01983‑6

ANNOUNCEMENT REGARDING: (I) THE FULL EARLY REDEMPTION OF THE 1ST SERIES OF THE 4TH ISSUANCE OF SIMPLE, NON‑CONVERTIBLE, UNSECURED DEBENTURES, IN THREE SERIES; (II) THE FULL EARLY REDEMPTION OF THE 6TH ISSUANCE OF SIMPLE, NON‑CONVERTIBLE, UNSECURED DEBENTURES, IN A SINGLE SERIES, BOTH ISSUED BY COSAN S.A.; AND (III) THE EXERCISE OF THE EARLY CALL OPTION RELATED TO THE 2029 SENIOR NOTES.

COSAN S.A. (B3: CSAN3; NYSE: CSAN), a corporation registered as a publicly held company with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) in Category “A” under No. 01983‑6, headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 4,100, 16th floor, Suite 01, Itaim Bibi, ZIP Code 04538‑132, enrolled with the National Registry of Legal Entities of the Ministry of Finance (“CNPJ”) under No. 50.746.577/0001‑15 and registered with the São Paulo Board of Trade under NIRE No. 35.300.177.045 (“Cosan” or “Company”), hereby informs the holders of the debentures of the:

(i)

the 1st (first) series of the 4th (fourth) issuance of simple, non‑convertible, unsecured debentures, in 2 (two) series, for public distribution with restricted efforts by Cosan S.A. (Code: CSAN14) (“Debentures of the 1st Series of the 4th Issuance” and “1st Series of the 4th Issuance”), issued pursuant to the “Private Instrument of the Deed of the 4th (Fourth) Issuance of Simple, Non‑Convertible, Unsecured Debentures, in 2 (Two) Series, for Public Distribution with Restricted Efforts of Cosan S.A.” executed on April 12, 2022, as amended (“Deed of the 4th Issuance”); and

(ii)

the 6th (sixth) issuance of simple, non‑convertible, unsecured debentures, in a single series, pursuant to the automatic distribution registration procedure of Cosan S.A. (Code: CSAN16) (“Debentures of the 6th Issuance” and “6th Issuance” and, together with the Debentures of the 1st Series of the 4th Issuance and the 4th Issuance, “Optional Early Redemption Debentures” and “Optional Early Redemption Issuances”), issued pursuant to the “Private Instrument of the Deed of the 6th (Sixth) Issuance of Simple, Non‑Convertible, Unsecured Debentures, in a Single Series, for Public Distribution, under the Automatic Distribution Registration Procedure, of Cosan S.A.”, executed on June 16, 2023 (“Deed of the 6th Issuance” and, together with the Deed of the 4th Issuance, the “Optional Early Redemption Deeds”).

that will carry out the Optional Full Early Redemption of the Debentures of: (a) the 1st Series of the 4th Issuance, pursuant to Clause 5.1 of the Deed of the 4th Issuance (“Optional Early Redemption of the Debentures of the 1st Series of the 4th Issuance”); and (b) the 6th Issuance, pursuant to Clause 8.1 of the Deed of the 6th Issuance (“Optional Early Redemption of the Debentures of the 6th Issuance” and, together with the Optional Early Redemption of the Debentures of the 1st Series of the 4th Issuance, the “Optional Early Redemptions”)

Terms capitalized herein and not otherwise defined in this Notice are used with the meanings ascribed to them in the Optional Early Redemption Deeds.

The Optional Early Redemption of the Debentures of the 1st Series of the 4th Issuance will take place on February 2, 2026 (“Optional Early Redemption Date of the Debentures of the 1st Series of the 4th Issuance”). On the Optional Early Redemption Date of the Debentures of the 1st Series of the 4th Issuance, the Debenture Holders will be entitled to receive the Unit Nominal Value (as defined in the Deed of the 4th Issuance) or the outstanding balance of the Unit Nominal Value of the Debentures of the First Series, as applicable, plus: (i) the Remuneration of the Debentures of the First Series (as defined in the Deed of the 4th Issuance), calculated on a pro rata temporis basis from the last remuneration payment date of the Debentures of the 1st Series of the 4th Issuance, on November 5, 2025, until the Optional Early Redemption Date of the Debentures of the 1st Series of the 4th Issuance, on February 2, 2026; and (ii) a premium equivalent to 0.35% (thirty‑five hundredths percent) per year, for the Debentures of the 1st Series of the 4th Issuance, calculated on a pro rata temporis basis, on a 252 (two hundred and fifty‑two) Business Day basis (as defined in the Deed of the 4th Issuance), considering the number of Business Days between the Optional Early Redemption Date of the Debentures of the 1st Series of the 4th Issuance (inclusive) and the Maturity Date of the Debentures of the First Series (exclusive), calculated in accordance with the formula set forth in Clause 5.1.3.(I) of the Deed of the 4th Issuance (“Optional Early Redemption Amount of the 1st Series of the 4th Issuance”).

The Optional Early Redemption of the Debentures of the 6th Issuance will take place on February 2, 2026 (“Optional Early Redemption Date of the Debentures of the 6th Issuance”). On the Optional Early Redemption Date of the Debentures of the 6th Issuance, the Debenture Holders will be entitled to receive the Unit Nominal Value (as defined in the Deed of the 6th Issuance) or the outstanding balance of the Unit Nominal Value of the Debentures of the 6th Issuance, as applicable, plus: (i) the Remuneration (as defined in the Deed of the 6th Issuance), calculated on a pro rata temporis basis from the last remuneration payment date of the Debentures of the 6th Issuance, on December 20, 2025, until the Optional Early Redemption Date of the Debentures of the 6th Issuance, on February 2, 2026; and (ii) a premium equivalent to 0.35% (thirty-five hundredths percent) per year, calculated on a pro rata temporis basis, on a 252 (two hundred and fifty‑two) Business Day basis (as defined in the Deed of the 6th Issuance), considering the number of Business Days between the Optional Early Redemption Date of the Debentures of the 6th Issuance (inclusive) and the Maturity Date (as defined in the Deed of the 6th Issuance) (exclusive), calculated pursuant to the formula set forth in Clause 8.1.3 of the Deed of the 6th Issuance (“Optional Early Redemption Amount of the 6th Issuance”).

The Company also announces that its wholly owned subsidiary, Cosan Luxembourg S.A., has decided to exercise the early call clause related to the Bonds maturing in September 2029. The early redemption of the full principal amount of US$ 504,228,000.00 will be exercised on February 17, 2026.

The Company continues to carry out its liability management process as mentioned in the offering documents of the public offerings conducted in 2025, with a focus on reducing indebtedness and improving its capital structure, as well as restoring its financial flexibility. Cosan will also keep its shareholders and the market in general informed about the next steps of this process.

São Paulo, January 16, 2026

Rafael Bergman
Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 16, 2026

COSAN S.A.
By:	/s/ Rafael Bergman
Name: Rafael Bergman
Title: Chief Financial Officer